# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EYENOVIA, INC., CIK 0001682639
CUSIP: 30234E203
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 01/31/2025
Filed by CIK 0001792691
Persons authorized to receive notices and communications: Andrew Schinder, Avenue Capital Group,, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036, (212) 878-3520

## Reporting persons
- Avenue Venture Opportunities Fund, L.P. (CIK 0001792691): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,393,199 (9.99% of the class)
  Comment: (1) Aggregate amount owned includes 12,247 shares of common stock held directly by Reporting Person and 2,380,952 shares of common stock issuable upon conversion of a loan to Issuer in the principal amount of $4.0 million. Such loan is convertible at any time at lender's option at a per share conversion price of $1.68. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- Avenue Venture Opportunities Fund II, L.P. (CIK 0001886343): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,589,799 (9.99% of the class)
  Comment: (1) Aggregate amount owned includes 18,371 shares of common stock held directly by Reporting Person and 3,571,428 shares of common stock issuable upon conversion of a loan to Issuer in the principal amount of $6.0 million. Such loan is convertible at any time at lender's option at a per share conversion price of $1.68. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- Avenue Capital Management II, L.P. (CIK 0001317338): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,982,998; shared voting power 0; sole dispositive power 5,982,998; shared dispositive power 0; aggregate amount beneficially owned 5,982,998 (9.99% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Manager") of each of Avenue Venture Opportunities Fund, L.P. ("Fund") and Avenue Venture Opportunities Fund II, L.P. ("Fund II", and with Fund, the "Funds"). The general partner of each of Fund and Fund II has delegated all management authority to Manager and therefore, Manager has sole voting and dispositive power over all securities of Issuer held by the Funds but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Common Stock of Issuer outstanding as of April 11, 2025.
- Avenue Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,393,199 (9.99% of the class)
  Comment: (1) Avenue Venture Opportunities Partners, LLC ("AVOP") is the general partner of Fund. AVOP has delegated voting and dispositive power over securities held by Fund to Manager and disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- Avenue Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,589,799 (9.99% of the class)
  Comment: (1) Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of Fund II. AVOPII has delegated voting and dispositive power over securities held by Fund II to Manager and disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- GL Venture Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,393,199 (9.99% of the class)
  Comment: (1) GL Venture Opportunities Partners, LLC ("GLVOP") is the managing member of AVOP, the general partner of Fund. GLVOP has no voting or dispositive power over securities held by Fund and disclaims beneficial ownership of securities held by Fund, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- GL Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,589,799 (9.99% of the class)
  Comment: (1) GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of Fund II. GLVOPII has no voting or dispositive power over securities held by Fund II and disclaims beneficial ownership of securities held by Fund II, except to the extent of its pecuniary interest, if any, therein. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.
- Marc Lasry (CIK 0001259927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 5,982,998 (9.99% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of GLVOP and GLVOPII and therefore, is the ultimate beneficial owner of the Funds. Mr. Lasry does not have voting or dispositive power over securities held by the Funds. As more fully described in Item 5, ownership is limited to the 9.99% blocker, and the percentage set forth in row (13) gives effect to such blocker. The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the loan and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).
  
  (2) Percent of class is based on 8,813,546 shares of Issuer's common stock outstanding as of April 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, par value $0.0001 per share
Name of issuer: EYENOVIA, INC.
Address of issuer's principal executive offices: 23461 South Pointe Drive, Suite 390, Laguna Hills, California (CA), 92653
Comment:
This Amendment No. 1 (this "Amendment") amends and restates, in its entirety, the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 15, 2025 by the Reporting Persons with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Eyenovia, Inc. ("Issuer").

This Amendment is being filed to report the 9.99% "blocker" pursuant to the Third Amendment to the Supplement.

Additionally, this Amendment is being filed to report two instances where the Reporting Persons' beneficial ownership fell below 5% on June 30, 2024, and again on December 9, 2024 due to an increase in the number of shares outstanding of the Issuer. This filing constitutes a late filing with respect to the filings required to report such decline in ownership due to inadvertent omission.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended and restated as follows: This Schedule 13D is filed jointly by Avenue Venture Opportunities Fund, L.P., a Delaware limited partnership; Avenue Venture Opportunities Fund II, L.P., a Delaware limited partnership; Avenue Capital Management II, L.P., a Delaware limited partnership; Avenue Venture Opportunities Partners, LLC, a Delaware limited liability company; Avenue Venture Opportunities Partners II, LLC, a Delaware limited liability company; GL Venture Opportunities Partners, LLC, a Delaware limited liability company; GL Venture Opportunities Partners II, LLC, a Delaware limited liability company; and Marc Lasry, an individual and citizen of the United States, who are collectively referred to herein as "Reporting Persons".
Residence or business address: The address of each Reporting Person is Avenue Capital Group, 11 West 42nd Street, 9th Floor, New York, New York 10036
Present principal occupation or employment: Each of Avenue Venture Opportunities Fund, L.P. ("Fund") and Avenue Venture Opportunities Fund II, L.P. ("Fund II") is a venture debt fund. Avenue Capital Management II, L.P., is a registered investment adviser and the manager of each of Fund and Fund II ("Manager"). Avenue Venture Opportunities Partners, LLC ("AVOP") is the general partner of Fund, Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of Fund II. GL Venture Opportunities Partners, LLC ("GLVOP") is the managing member of AVOP, the general partner of Fund. GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of Fund II. Marc Lasry is the managing member of GLVOP and GLVOPII and a founder of Avenue Capital Group, a global investment firm.
Criminal convictions in the last five years: During the last five years, and the five years preceding the original transaction, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, and the five years preceding the original transaction, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and restated as follows: Investment capital of Fund and Fund II.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and restated as follows: (a) - (c) On November 22, 2022, Fund and Fund II entered into a Loan and Security Agreement, and related agreements (collectively, the "Agreement"), by and among Issuer, as borrower, Fund and Fund II, as lenders, and Manager, as administrative agent and collateral agent, pursuant to which lenders agreed to fund an initial Growth Capital Loan (as defined in the Agreement) in the aggregate original principal amount of $10 million (the "Principal"). As consideration for the commitment, Reporting Persons received an equity grant equal to 547,807 shares of Issuer's common stock. Reporting Persons initially had the right to convert up to $5 million of the Principal into 2,327,746 shares of Issuer's common stock at a conversion price of $2.148. As of November 22, 2022, the Reporting Persons beneficially owned 2,875,553 shares, or 7.38%, of Issuer's common stock based on 36,112,987 shares of Issuer's common stock issued and outstanding as reported by the Issuer as of November 11, 2022. According to information received from the Issuer, as of June 30, 2024, there were 55,817,921 shares of Issuer's common stock issued and outstanding, and the Reporting Persons beneficially owned 4.9% of the Issuer's common stock. On November 22, 2024, pursuant to a First Amendment to the Supplement to the Agreement, Issuer issued Reporting Persons 1,907,733 shares of common stock. Such issuance resulted in the Reporting Persons beneficially owning 4,777,286 shares, or 5.24%, of the Issuer's common stock based on 86,441,661 shares of Issuer's common stock issued and outstanding as of November 8, 2024. According to information received from the Issuer, as of December 9, 2024, there were 111,425,129 shares of Issuer's common stock issued and outstanding, and the Reporting Persons beneficially owned 4.11% of the Issuer's common stock. Effective as of Issuer's one-for-eighty reverse stock split on January 31, 2025, Reporting Persons beneficially owned 2,358,365 shares, or 52.90%, of the Issuer's common stock based on 2,100,000 shares of Issuer's common stock issued and outstanding as reported by the Issuer as of January 28, 2025. On February 21, 2025, pursuant to a Second Amendment to the Supplement to the Agreement Reporting Persons acquired the right to convert, at any time on or after April 1, 2025, up to $10 million of the Principal at $1.68 per share, resulting in the Reporting Persons beneficially owning 5,983,000 shares, or 74.02%, of the Issuer's common stock based on 2,100,000 shares of Issuer's common stock issued and outstanding as reported by the Issuer as of January 28, 2025. According to information received from the Issuer, as of April 11, 2025, there were 2,830,546 shares of the Issuer's common stock issued and outstanding, and the Reporting Persons beneficially owned 67.88% of the Issuer's common stock. On May 30, 2025, Reporting Persons and the Issuer entered into a Third Amendment to the Supplement to provide a 9.99% "blocker" provision designed to prevent Reporting Persons from being beneficial owners of more than 9.99% of the Issuer's Common Stock. Other than entering into the Agreement and amendments described herein, Reporting Persons have not engaged in any transaction with respect to the shares of Issuer's common stock. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include disposal of some or all of the shares of common stock currently owned by the Reporting Persons or otherwise acquired by them pursuant to conversion of debt or in privately negotiated transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the common stock by applicable law. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no additional plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated as follows: See Item 13 of the cover page for each Reporting Person. Pursuant to the terms of the Third Amendment to the Supplement, the Reporting Persons cannot convert any portion of their loans to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock of the Issuer (the "Blocker"). Consequently, as of the date reported herein, the Reporting Persons are not able to fully convert their loans due to the Blocker. The Blocker of 9.99% may be changed to up to 19.99% at the Reporting Persons' election upon at least 61 days' notice to the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or power to direct the receipt of dividends from, or the proceeds from the sale of, Issuer's securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and restated as follows: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 99.1 to Schedule 13D on May 15, 2025).

https://www.sec.gov/Archives/edgar/data/1682639/000182912625003724/avenueventure_ex99-1.htm

## Signatures
- Avenue Venture Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL Venture Opportunities Partners LLC, Man. Member Avenue Venture Opportunities Partners LLC, Gen. Ptnr. (06/03/2025)
- Avenue Venture Opportunities Fund II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member GL Venture Opportunities Partners II LLC, Man. Mbr Avenue Venture Opportunities Partners II LLC, Gen. Ptnr. (06/03/2025)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of Avenue Capital Management II GenPar, LLC, General Partner (06/03/2025)
- Avenue Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners, LLC, Managing Member (06/03/2025)
- Avenue Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners II, LLC, Managing Member (06/03/2025)
- GL Venture Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (06/03/2025)
- GL Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (06/03/2025)
- Marc Lasry: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry (06/03/2025)